WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E
January 24, 2007
Toronto Stock Exchange (Venture) Symbol: "WND"
Issued and Outstanding: 23,973,205

The Company is pleased to announce that it has negotiated a non-brokered private placement of up to 650,000 units at a price of $0.90 per unit for total gross proceeds of approximately $585,000. Each unit is comprised of one (1) common share and one (1) share purchase warrant. Each warrant entitles the holder to purchase one (1) additional common share for a period of two years at a price of $1.05 per share.

The Company intends to pay finders' fees with respect certain of the placees comprising a combination of cash (10% of subscription amount) and share purchase warrants (10% of the number units placed). Any warrants issued pursuant to the finders' fee will have the same terms as the warrants comprising the units.

The proceeds from the private placement will be used for working capital purposes. The private placement is subject to regulatory approval.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.